Exhibit 99.1

CNFinance Holdings Limited Announces Board Changes

GUANGZHOU, China, January 11, 2022 /PRNewswire/ -- CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”), a leading home equity loan service provider in China, today announced the retirement of Mr. Paul Wolansky from the Board of Directors, effective on January 11, 2022. Mr. Wolansky has served as a Director of the Company since 2001. At the same time, the Company has appointed Mr. Jun Qian as a Director of the Company, effective on January 11, 2022.

Mr. Jun Qian joined the Company in 2001 and has served as the Vice President of CNFinance since 2010. Mr. Qian has over 20 years of experience in China’s loan industry and has served in the Company’s senior management team for more than 15 years.

“On behalf of CNFinance, I would like to thank Mr. Wolansky for his services.” said Mr. Bin Zhai, Chairman and CEO of the Company. “He has shown his dedication and professionalism during his tenure. His contribution to the Company is greatly appreciated and I wish him the best of luck with his future endeavors. At the same time, we are pleased to welcome Mr. Qian to the Board of Directors. I have worked with Mr. Qian for more than a decade. His extensive industry experience and management skills will be highly valuable to the Company.”

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”) is a leading home equity loan service provider in China. CNFinance conducts business by collaborating with sales partners and trust company partners. Sales partners are responsible for recommending micro-and small-enterprise (“MSE”) owners with financing needs to the Company and the Company introduces eligible borrowers to its trust company partners who will then conduct their own risk assessments and make credit decisions. The Company’s primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities in China. The loans CNFinance facilitated are primarily funded through a trust lending model with its trust company partners who are well-established with sufficient funding sources and have licenses to engage in lending business nationwide. The Company’s risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to retain existing borrowers and attract new borrowers, its ability to maintain and enhance the relationship and business collaboration with its trust company partners and to secure sufficient funding from them, the effectiveness of its risk assessment process and risk management system, its ability to maintain low delinquency ratios for loans it originated, fluctuations in general economic and business conditions in China, the impact and future development of COVID-19 pandemic in China and across the globe, and relevant government laws, regulations, rules, policies or guidelines relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

CNFinance

E-mail: ir@cashchina.cn